EXHIBIT 99.1

                            LETTER TO SHAREHOLDERS OF
                                 EAST PENN BANK

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EAST PENN BANK
731 Chestnut Street
Emmaus, PA 18049
(610) 965-5959

__________________, 2003

TO OUR SHAREHOLDERS:

      The Board of Directors of East Penn Bank cordially invites you to attend the Annual Meeting of Shareholders at 7:00 p.m., Eastern Standard Time, on May 22, 2003, at Allen Organ Company, 3370 Route 100, Macungie, Pennsylvania 18062.

      At this Annual Meeting of Shareholders, the Board of Directors recommends that you vote in favor of the proposal to approve and adopt a Plan of Reorganization and related Plan of Merger that will reorganize the bank into a bank holding company. The Board of Directors believes that the formation of a bank holding company at this time is an important and necessary part of the bank's plans for the future.

      Under the proposed Plan of Reorganization, we will exchange each share of common stock of the bank presently held by you into 1 share of common stock of East Penn Financial Corporation, a bank holding company whose only substantial asset will be all of the common stock of the bank. If you approve and adopt the Plan of Reorganization, the bank's shareholders will automatically become shareholders of the holding company. The holding company will own all of the outstanding shares of the bank.

      Therefore, your interest in the bank after the reorganization will remain essentially the same, except that it will be an indirect interest rather than a direct interest. The exchange of common stock of the bank into common stock of the holding company will be tax free for federal income tax purposes.

      To facilitate the reorganization, we established an interim bank as a subsidiary of the holding company. The interim bank will merge with the bank as provided for by the Plan of Merger. The proposal does NOT involve a merger between the bank and another bank or company already in operation. After the proposed reorganization, the bank will continue its banking business substantially unchanged and under the same management.

      The Board of Directors believes that the Plan of Reorganization and Plan of Merger are in the best interests of the bank and its shareholders and urges you to vote in favor of these agreements and the reorganization they provide. The approval and adoption of the Plan of Reorganization and Plan of Merger requires an affirmative vote of the holders of at least 75% of the outstanding shares of the bank's common stock.

      You are, of course, welcome to attend this Annual Meeting, but we understand that this

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may not be possible. It is important that your shares be represented and voted at the meeting whether or not you plan to attend. If enough shareholders do not return their proxies, the company may have to incur the expense of additional solicitation. Please take a moment to sign, date and promptly mail the enclosed proxy in the pre-addressed and stamped envelope supplied for your convenience.

      We urge you to carefully review the enclosed proxy statement/prospectus that describes the reorganization proposal in detail. The reorganization involves elements of risk that are described under "Risk Factors" beginning on page 8.

      Again, the Board of Directors strongly recommends that you vote FOR the proposal. On behalf of the Board of Directors, thank you for your cooperation and continued support.

                                         Very truly yours,


                                         Brent L. Peters, President and
                                         Chief Executive Officer